

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2007

Roland O. Burns
Senior Vice President and Chief Financial Officer
Bois d' Arc Energy, Inc.
600 Travis Street, Suite 5200
Houston, Texas 77002

> **Re:** **Bois d' Arc Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 8, 2007**
> **File No. 1-32494**

Dear Mr. Burns:

We have reviewed your response letter and filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Section 302 Certifications

1. Revise to provide your certifications in the exact form set forth in Item 601 of Regulation S-K. Specifically, we note part (b) of paragraph four regarding the design of your internal controls over financial reporting is not included in your certifications. Please file amended quarterly reports for the periods ended March 31, 2007 and June 30, 2007 to include the revised certifications. You may file abbreviated amendments consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the 302 certification.

Closing Comments

      As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

      You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Sr. Assistant Chief Accountant